# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SunPower Inc., CIK 0001838987
CUSIP: 20460L104
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1403 N. Research Way Orem, Somewhere, Utah (UT), 84097
Date of event which requires filing of this statement: 09/04/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001032455

## Reporting persons
- Foris Ventures, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 43,196,259; shared voting power 0; sole dispositive power 43,196,259; shared dispositive power 0; aggregate amount beneficially owned 43,196,259 (13.6% of the class)
  Comment: The shares of common stock, par value $0.0001 per share ("Common Stock") reported herein include: (i) 40,023,511 shares of Common Stock currently outstanding and held by Foris Ventures, LLC ("FV") (ii) 3,051,572 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under that certain 10.00% Convertible Senior Secured Note due 2029 (the "Convertible Note") issued by SunPower Inc. (the "Company") to FV as of September 8, 2026, and (iii) 121,176 shares of Common Stock issuable to FV upon exercise of a warrant issued to FV on July 18, 2023 (the "Warrant"). Barbara Hager, the manager of FV, may be deemed to have sole power to vote and dispose of these securities. The Vallejo Ventures Trust U/T/A 2/12/96 ("VVT"), the member of FV, may be deemed to have sole power to vote and dispose of these securities, and L. John Doerr ("John Doerr") and Ann Doerr, the trustees of VVT, and Barbara Hager, the special trustee of VVT, may be deemed to have shared power to vote and dispose of these securities.
  
  The percentage calculation is based on a total of 318,372,712 shares of Common Stock, which amount consists of (i) 315,199,964 shares of Common Stock issued and outstanding as of September 8, 2026, (ii) 3,051,572 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the Convertible Note as of September 8, 2026 and (iii) 121,176 shares of Common Stock issuable to FV upon exercise of the Warrant.
- The Vallejo Ventures Trust U/T/A 2/12/96: type of reporting person: other (OO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); sole voting power 44,724,680; shared voting power 0; sole dispositive power 44,724,680; shared dispositive power 0; aggregate amount beneficially owned 44,724,680 (14% of the class)
  Comment: The shares of Common Stock reported herein include: (i) 1,528,421 shares of Common Stock currently outstanding and held by VVT, (ii) 40,023,511 shares of Common Stock currently outstanding and held by FV, (iii) 3,051,572 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the Convertible Note as of September 8, 2026, and (iv) 121,176 shares of Common Stock issuable to FV upon exercise of the Warrant. VVT, the member of FV, may be deemed to have sole power to vote and dispose of these securities, and John Doerr and Ann Doerr, the trustees of VVT, and Barbara Hager, the special trustee of VVT, may be deemed to have shared power to vote and dispose of the securities held by FV and VVT.
  
  The percentage calculation is based on a total of 318,251,536 shares of Common Stock, which amount consists of (i) 315,199,964 shares of Common Stock issued and outstanding as of September 8, 2026, (ii) 3,051,572 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the Convertible Note as of September 8, 2026, and (iii) 121,176 shares of Common Stock issuable to FV upon exercise of the Warrant.
- L. John Doerr: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 44,724,680; sole dispositive power 0; shared dispositive power 44,724,680; aggregate amount beneficially owned 44,724,680 (14% of the class)
  Comment: The shares of Common Stock reported herein include: (i) 1,528,421 shares of Common Stock currently outstanding and held by VVT, (ii) 40,023,511 shares of Common Stock currently outstanding and held by FV, (iii) 3,051,572 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the Convertible Note as of September 8, 2026, and (iv) 121,176 shares of Common Stock issuable to FV upon exercise of the Warrant. John Doerr is a trustee of VVT, which is the member of FV. John Doerr may be deemed to have shared power to vote and dispose of shares beneficially owned by FV and VVT.
  
  The percentage calculation is based on a total of 318,251,536 shares of Common Stock, which amount consists of (i) 315,199,964 shares of Common Stock issued and outstanding as of September 8, 2026, (ii) 3,051,572 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the Convertible Note as of September 8, 2026, and (iii) 121,176 shares of Common Stock issuable to FV upon exercise of the Warrant.
- Ann Doerr: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 44,724,680; sole dispositive power 0; shared dispositive power 44,724,680; aggregate amount beneficially owned 44,724,680 (14% of the class)
  Comment: The shares of Common Stock reported herein include: (i) 1,528,421 shares of Common Stock currently outstanding and held by VVT, (ii) 40,023,511 shares of Common Stock currently outstanding and held by FV, (iii) 3,051,572 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the Convertible Note as of September 8, 2026, and (iv) 121,176 shares of Common Stock issuable to FV upon exercise of the Warrant. Ann Doerr is a trustee of VVT, which is the member of FV. Ann Doerr may be deemed to have shared power to vote and dispose of shares beneficially owned by FV and VVT.
  
  The percentage calculation is based on a total of 318,251,536 shares of Common Stock, which amount consists of (i) 315,199,964 shares of Common Stock issued and outstanding as of September 8, 2026, (ii) 3,051,572 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the Convertible Note as of September 8, 2026, and (iii) 121,176 shares of Common Stock issuable to FV upon exercise of the Warrant.
- Barbara Hager: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 44,724,680; shared voting power 0; sole dispositive power 44,724,680; shared dispositive power 0; aggregate amount beneficially owned 44,724,680 (14% of the class)
  Comment: The shares of Common Stock reported herein include: (i) 1,528,421 shares of Common Stock currently outstanding and held by VVT, (ii) 40,023,511 shares of Common Stock currently outstanding and held by FV, (iii) 3,051,572 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the Convertible Note as of September 8, 2026, and (iv) 121,176 shares of Common Stock issuable to FV upon exercise of the Warrant. Barbara Hager, the manager of FV and the special trustee of VVT, may be deemed to have sole power to vote and dispose of these securities.
  
  The percentage calculation is based on a total of 318,251,536 shares of Common Stock, which amount consists of (i) 315,199,964 shares of Common Stock issued and outstanding as of September 8, 2026, (ii) 3,051,572 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the Convertible Note as of September 8, 2026, and (iii) 121,176 shares of Common Stock issuable to FV upon exercise of the Warrant.

## Item 1. Issuer
Name of issuer: SunPower Inc.
Address of issuer's principal executive offices: 1403 N. Research Way Orem, UT 84097

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed by:

(i) Foris Ventures, LLC ("FV");

(ii) The Vallejo Ventures Trust U/T/A 2/12/96 ("VVT");

(iii) L. John Doerr ("John Doerr");

(iv) Ann Doerr; and

(v) Barbara Hager (collectively, the "Reporting Persons").

VVT is the member of FV. John Doerr and Ann Doerr are the trustees of VVT. Barbara Hager is the special trustee of VVT and the manager of FV.
Address of principal business office or, if none, residence: The address of the principal business office of the Reporting Persons is 1180 San Carlos Avenue, #717 San Carlos, CA 94070.
Citizenship: FV is incorporated under the laws of the State of Delaware. VVT is organized under the laws of the State of California. John Doerr, Ann Doerr and Barbara Hager are citizens of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of September 8, 2026, FV directly owns 43,196,259 shares of Common Stock, representing approximately 13.6% of the outstanding Common Stock of the Company. VVT directly owns 1,528,421 shares of Common Stock and may be deemed to beneficially own an aggregate of 44,724,680 shares of Common Stock, representing approximately 14.0% of the outstanding Common Stock of the Company. John Doerr, Ann Doerr and Barbara Hager may each be deemed to beneficially own an aggregate of 44,724,680 shares of Common Stock, representing approximately 14.0% of the outstanding Common Stock of the Company.

The percent of class beneficially owned by the Reporting Persons as of September 8, 2026 is based upon (i) 315,199,964 shares of Common Stock outstanding, as disclosed by the Issuer to the Reporting Persons, (ii) 3,051,572 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under that certain 10.00% Convertible Senior Secured Note due 2029 (the "Convertible Note") issued by the Company to FV, and (iii) 121,176 shares of Common Stock issuable to FV upon exercise of a warrant issued to FV on July 18, 2023 (the "Warrant").
Percent of class: Item 4(a) is incorporated by reference.
Sole power to vote or to direct the vote:
Foris Ventures, LLC: 43,196,259
The Vallejo Ventures Trust U/T/A 2/12/96: 44,724,680
Barbara Hager: 44,724,680
Shared power to vote or to direct the vote:
L. John Doerr: 44,724,680
Ann Doerr: 44,724,680
Sole power to dispose or to direct the disposition:
Foris Ventures, LLC: 43,196,259
The Vallejo Ventures Trust U/T/A 2/12/96: 44,724,680
Barbara Hager: 44,724,680
Shared power to dispose or to direct the disposition:
L. John Doerr: 44,724,680
Ann Doerr: 44,724,680

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons expressly disclaim membership in a "group" as used in Rule 13d-5(b)(1).

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Foris Ventures, LLC: /s/ Barbara Hager, Barbara Hager, Manager (09/14/2026)
- The Vallejo Ventures Trust U/T/A 2/12/96: /s/ Barbara Hager, Barbara Hager, Special Trustee (09/14/2026)
- L. John Doerr: /s/ L. John Doerr, L. John Doerr (09/14/2026)
- Ann Doerr: /s/ Ann Doerr, Ann Doerr (09/14/2026)
- Barbara Hager: /s/ Barbara Hager, Barbara Hager (09/14/2026)